                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 1)/1/


                               ICOS CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   449295104
        _______________________________________________________________
                     (CUSIP Number of Class of Securities)


  George B. Rathmann, Ph.D.                             Andrew B. Moore, Esq.
5404 Lake Washington Blvd. N.E.     with a copy to:       Perkins Coie LLP
             #1                                    1201 Third Avenue, 40th Floor
     Kirkland, WA 98033                                   Seattle, WA 98101
       (425) 822-5997                                      (206) 583-8888
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 1, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)

---------------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 449295104                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George B. Rathmann                                   ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,597,144
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             410,491
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,597,144
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          410,491
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,007,635
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

---------------

     /1/ Percentage is based upon 44,759,000 shares of Common Stock outstanding as of December 31, 1999.

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Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of ICOS Corporation, a Washington corporation ("ICOS"), the principal executive office of which is located at 22021-20th Ave. S.E., Bothell, Washington 98021.

Item 2.  Identity and Background.

     (a)  This Schedule 13D related to George M. Rathmann.

     (b) The residence address of Dr. Rathmann is 5404 Lake Washington Blvd., N.E. #1, Kirkland, Washington 98033.

     (c) Dr. Rathmann is Chairman of the Board of Directors of Hyseq, Inc., a biopharmaceutical company. The principal business address of Hyseq, Inc. is 670 Almanor Avenue, Sunnyvale, California, 94086.

     (d) During the last five years, Dr. Rathmann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Dr. Rathmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rathmann is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     All funds used to purchase the shares of Common Stock reported in this
Schedule 13D came from the personal funds of Dr. Rathmann.

Item 4.  Purpose of Transaction

     The shares referred to in Item 5 were acquired for investment purposes.

     Dr. Rathmann has no present plans or intentions that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ICOS or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of ICOS or any of its subsidiaries; (c) any change in ICOS's present Board of Directors or management;
(d) any material change in the present capitalization or dividend policy of ICOS; (e) any material change in ICOS's business, corporate structure, charter or bylaws; (f) any change which would impede the acquisition of control of ICOS by any person; (g) the cessation of NASDAQ trading for ICOS Common Stock or termination of registration pursuant to Section 12(g)(4) of the Act; or (h) any action similar to those enumerated above.

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Item 5. Interest in Securities of the Issuer.

     (a) Dr. Rathmann beneficially owns 3,007,635 shares of Common Stock of ICOS Corporation, which includes 909,989 shares issuable upon exercise of stock options or warrants that are currently exercisable, and 410,491 shares held by the Rathmann Family Revocable Trust. Dr. Rathmann's aggregate beneficial ownership represents approximately 6.6% of Common Stock of ICOS Corporation, based on 44,759,000 shares of Common Stock outstanding as of December 31, 1999.

     (b)  Sole voting power:       2,597,144

          Shared voting power:       410,491

          Sole dispositive power:  2,597,144

          Shared dispositive power:  410,491

     (c) During the past sixty days, Dr. Rathmann acquired the following shares of Common Stock of ICOS Corporation by means of exercising stock options:

         Date           Number of Shares        Price per Share
        ------         ------------------      -----------------

       12/14/99              16,828                 $12.75

       12/14/99              28,125                  7.625

       12/14/99              33,634                  7.375

       12/14/99              43,125                   6.00

       12/14/99              39,915                   4.00

       12/14/99              25,913                   7.25

       12/14/99              13,919                  7.875

       12/14/99              19,035                  8.609

       12/14/99              39,997                  17.06

     (d)  Not applicable.

     (e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not applicable.

Item 7.  Material to be Filed as Exhibits

      Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        February 14, 2000              By: /s/ George B. Rathmann, Ph.D.
-----------------------------------        -------------------------------------
              Date                                       Signature

                                                 George B. Rathmann, Ph.D.
                                           -------------------------------------
                                                           Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).